January 3, 2025

VIA EDGAR

Mr. Michael Henderson

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-0303

Re: Byline Bancorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

File No. 001-38139 (the “Form 10-K”)

Dear Mr. Henderson:

Byline Bancorp, Inc. (the “Company”), a Delaware corporation, hereby submits via EDGAR this letter in response to the comment letter the Company received from the staff of the Division of Corporation Finance (the “Staff”) dated December 19, 2024 (the “Comment Letter”) with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2023. We have included below the comments set forth in the Staff’s letter, as well as the Company’s responses thereto. The numbering of the responses and the headings set forth below correspond to the numbered comments and headings in the Comment Letter. The Staff’s comments are set forth in bold type.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (pages 34; 50)

1. We note that commercial real estate loans totaled $2.3 billion, or 65.0%, of real estate loans and 34.7% of the total loan and lease portfolio at December 31, 2023. In addition, your disclosure on page 6 discusses that your CRE portfolio is broadly diversified by geography and property type including loans secured by multifamily, industrial, retail, and office properties. Please revise your disclosures, in future filings, to provide disaggregation and quantification of the composition of your CRE loan portfolio by geography, property type and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.). For example, your disclosure should include details similar to those provided on slides 15 and 16 of Exhibit 99.2 of your Third Quarter of 2024 earnings presentation.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company agrees to revise its disclosures, in future filings, to provide disaggregation and quantification of the composition of the Company’s commercial real estate loan portfolio by geography, property type and other relevant characteristics similar to and consistent with the detailed disclosures included on slides 15 and 16 of Exhibit 99.2 of the Company’s Third Quarter 2024 earnings presentation.

180 N. LaSalle, Suite 300 773 843 7800

Chicago, IL 60601 bylinebank.com

Mr. Michael Henderson

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 3, 2025

Other CRE portfolio characteristics such as weighted average and/or range of loan-to-value ratios and occupancy rates are not currently available on a collective basis. It will be evaluated by the Company and disclosed in future filings as such data becomes available and provides material information to an investor’s understanding of the Company’s loan portfolio.

2. In addition, please revise your future filings to discuss any changes in the loan composition from period to period and how those changes correspond to risk management and other strategic focuses implemented by management during the period. For example, include discussion of any changes to underwriting standards, areas of focus or other factors that may have caused an increase or decrease to a loan category (e.g., office, multi-family, etc.).

Response:

The Company respectfully acknowledges the Staff’s comment. The Company agrees to revise its disclosures, in future filings, to discuss changes in the loan composition from period to period and how those changes correspond to risk management and other strategic focuses implemented by management during the period, including a discussion of any changes to underwriting standards, areas of focus or other factors that may have caused an increase or decrease to a loan category (e.g., office, multi-family, etc.).

We believe the foregoing is responsive to the Staff’s comments. Should you have any further comments or questions or need any additional information, please do not hesitate to contact the undersigned at (773) 475-2959.

Very truly yours,

/s/ Thomas J. Bell III

Thomas J. Bell III

Executive Vice President and Chief Financial Officer

cc: Ms. Jennifer D. King, Vedder Price P.C.

180 N. LaSalle, Suite 300 773 843 7800

Chicago, IL 60601 bylinebank.com